Exhibit 99.1

Santander announces investment plan in Chile for US$ 800 million by 2026 within the framework of its digital transformation process

●	Part of this historic announcement will be allocated to the construction of Campus Santander, its new corporate building. In this way, the Group shows clear signs that it has a long-term commitment with Chile and that it is working on concrete actions to carry out its roadmap, Chile First.

November 23, 2023.- Santander announced an investment plan for US$ 800 million by 2026 that will be allocated to the transformational process that the entity is carrying out to become a digital bank with Work/Café and for the construction of Campus Santander. In detail, US$ 350 million will be invested in the new corporate building, through Santander Investment, belonging to Grupo Santander; while Santander Chile will allocate US$ 450 million to T&O initiatives and branch renewal, among other actions.

Román Blanco, CEO and country head of Santander Chile, said that “this is a great step, because it allows us to continue advancing in our Chile First strategy, with the sole objective of putting Chile and its people first. This plan demonstrates the confidence that the Group has and the long-term commitment that we have acquired to become the best bank for Chile.”

The executive also detailed that “we have focused strongly on our transformation to become a digital bank with Work/Café. In a context where digital becomes increasingly relevant, the need to be present with solutions and services on our different platforms becomes absolutely transcendental. And aware of how vital face-to-face interaction with executives is and that we can be a space where innovative ideas emerge and develop, we are moving forward decisively in strengthening our Work/Café, which has come to redefine the concept of a banking branch. All the actions we have carried out are widely recognized and have allowed us to become, for the fourth consecutive year, the bank with the highest customer satisfaction in the financial market.”

Indeed, during this year the entity has made concrete progress in this transformational process. Last March it launched Más Lucas, the first massive account on the market, with 100% digital on-boarding, which benefits clients through the generation of interest on the money they keep in it, with a monthly variable rate. This product - which also considers a savings account and a physical and digital debit card - does not involve maintenance or transaction fees, and the interest earned is not lost, regardless of the number of transfers made.

In terms of physical presence, Santander once again decided to go one step further in the definition of a bank branch by creating Work/Café Expresso, transaction centers with tellers or self-service services, service counters, card printing machines and lockers for delivery of products. Thus, the entity responds to another of the industry’s great challenges: the service experience in branches. In fact, these offices have an NPS of 83%, which speaks of the high rating that customers give to the service delivered with times of no more than 10 minutes, between waiting and attention. In addition, these branches - which have extended hours from 8:00 a.m. to 7:00 p.m. - have reinforced certain measures, so that people can carry out their transactions more safely, thus becoming a benchmark for comfort, agility and security. Since its launch last March, Santander already has five offices of this type distributed in the Metropolitan Region, Valparaíso, O’Higgins and La Araucanía.

“All these initiatives that we are carrying out and the actions that will come, supported by this investment plan, seek to strengthen the Bank and the development of the country,” said Román Blanco.

About Banco Santander

Banco Santander Chile is the largest bank in the Chilean market in terms of loans and assets. As of September 30, 2023, we had total assets of Ch$ 72,490,744 million (U.S.$ 81,500 million), outstanding gross loans (including interbank loans) at amortized cost of Ch$ 40,139,445 million (U.S.$ 45,128 million), total deposits of Ch$ 28,555,320 million (U.S.$ 32,104 million) and shareholders’ equity of Ch$ 4,192,619 million (U.S.$ 4,714 million). The BIS capital ratio as of September 30, 2023, was 17.1%, with a core capital ratio of 10.7%. Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A2 rating from Moody’s, A- from Standard and Poor’s, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. All ratings have a Stable Outlook.

CONTACT INFORMATION

Cristian Vicuña

Chief Strategy Officer and Head of Investor Relations

Banco Santander Chile

Bandera 140, Floor 20

Santiago, Chile

Email: irelations@santander.cl

Website: www.santander.cl